UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Ei.Ventures, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1871358
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1215 South Kihei Road, #424, Kihei, Hawaii (Address of principal executive offices)	96753 (Zip Code)

(808) 213-8191

Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7. Financial Statements

To the Board of Directors and Management

Ei.Ventures, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Ei.Ventures, Inc. (the “Company”) as of December 31, 2020, and the related statements of operations, stockholder’s deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

/s/ Tanner LLC

Salt Lake City, Utah

July 19, 2021

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To the Board of Directors and Management

Ei.Ventures, Inc.

We have audited the accompanying financial statements of Ei.Ventures, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2019, the related statements of operations, stockholder’s deficit, and cash flows for the period from May 3, 2019 (date of incorporation) to December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ei.Ventures, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the period from May 3, 2019 (date of incorporation) to December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ Tanner LLC

Salt Lake City, Utah

July 7, 2020

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Ei.Ventures, Inc.
Balance Sheets
As of December 31, 2020 and December 31, 2019

	Dec 31, 2020	Dec 31, 2019
Assets
Cash	$63,289	$-
Other assets	16,000	-
Total assets	$79,289	$-
Liabilities and Stockholder's Defecit
Accrued liabilities	2,500	-
Total current liabilities	2,500	-
Simple Agreements for Future Equity (SAFEs)	690,783	-
Other advances	52,980	-
Total liabilities	$746,263	$-

Commitments and contigencies

Stockholder's deficit:
Common stock, $.0001 par value: 100,000,000 shares authorized, 60,000,000 shares outstanding	6,000	6,000
Additional paid in capital	(6,000)	(6,000)
Accumulated deficit	(666,974)	-
Total deficit	(666,974)	-
Total liabilities and stockholder's deficit	$79,289	$-

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Ei.Ventures, Inc.
Statements of Operations
For the Year Ended December 31, 2020 and for the Period From May 3, 2019 (Date of Incorporation) to December 31, 2019

	2020	2019
Revenue	$-	$-
Operating expenses:
General and administrative	(586,526)	-
Sales and marketing	(80,448)	-
Total operating expenses	(666,974)	-
Operating loss	(666,974)	-
Net loss	$(666,974)	$-

Basic/diluted loss per share	$(0.01)	$-
Number of weighted average shares outstanding	60,000,000	60,000,000

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Ei.Ventures, Inc.
Statements of Stockholder's Deficit
For the Year Ended December 31, 2020 and For the Period From May 3, 2019 (Date of Incorporation) to December 31, 2019

			Additional		Total
			Paid-in	Accumulated	Stockholder's
	Shares	Amount	Capital	Deficit	Deficit
Balance, May 3, 2019 (Date of Incorporation)	-	$-	$-	$-	$-

Issuance of founder shares	60,000,000	6,000	(6,000)	-	-
Net income	-	-	-	-	-
Balance, December 31, 2019	60,000,000	6,000	(6,000)	-	-
Net loss	-	-	-	(666,974)	(666,974)
Balance at December 31, 2020	60,000,000	$6,000	$(6,000)	$(666,974)	$(666,974)

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Ei.Ventures, Inc.
Statements of Cash Flows
For the Year Ended December 31, 2020 and for the Period From May 3, 2019 (Date of Incorporation) to December 31, 2019

	December 31, 2020	December 31, 2019
Cash flow from operating activities:
Net loss	$(666,974)	$-
Net cash used in operating activities	(666,974)	-
Cash flows from financing activities
Advances to stockholders	(16,000)	-
Proceeds from issuance of SAFEs	690,783	-
Other advances	55,480	-
Net cash provided by financing activities	730,263	-
Net change in cash	63,289	-
Cash at the beginning of the period	-	-
Cash at the end of the period	$63,289	$-

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Notes to the Financial Statements

For the year ended December 31, 2020, and For the Period from May 3, 2019 (Date of Incorporation) to December 31, 2019

1.	NATURE OF THE BUSINESS

a.	Ei. Ventures, Inc., a Delaware corporation (the “Company”), is a start-up company that was incorporated on May 3, 2019, with the ambition to engage in the discovery, development and commercialization of regulatory approved, plant-derived, psychoactive and non-psychoactive therapeutic compounds that address global mental healthcare needs. The Company is a wholly owned subsidiary of Orthogonal Thinker, Inc., a Delaware corporation (“Orthogonal”), a company engaged in developing intellectual property and operating in the wellness business.

2.	USE OF ESTIMATES

a.	Preparation of the financial statements in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could vary from those estimates.

3.	CONCENTRATION OF CREDIT RISK

a.	The company maintains its cash in bank deposit accounts. These accounts, at times, exceed federally insured limits. To date, the Company has not experienced a material loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company’s invested cash will not be affected by adverse conditions in the financial markets

4.	BASIS OF PREPARATION

a.	Liquidity: The Company has incurred significant net losses since inception that have accumulated to approximately $666,974 as of December 31, 2020. The net losses and use of cash in operating activities resulted primarily from marketing efforts. The Company has relied in the past upon cash flows from debt and equity issuances to fund operations. Management believes that revenue growth and the proceeds from financing will be adequate to fund operations beyond one year from the date the financial statements were available to be issued.

5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Income taxes: The Company recognizes interest and penalties. If any, related to uncertain tax positions in the provision for income taxes. The Company currently has no federal or state income tax return examinations in progress.

b.	Management has evaluated events and transactions for potential recognition or disclosure through July 19th, 2021, which is the day the financial statements were available to be issued.

6.	PATENTS AND TRADEMARKS

a.	A lease agreement has been entered into with the sole stockholder which will provide all intellectual property and will benefit the Company from the sole stockholder’s ability to gain access to additional US non-provisional applications, as well as international and/or direct foreign patent applications.

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7.	INCOME TAXES

a.	There was no income tax expense for the year ended December 31, 2020, or for the period from May 3, 2019 (date of incorporation) to December 31, 2019.

b.	Deferred income taxes reflect the impact of temporary differences between assets and liabilities for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits. The differences are measured by applying currently enacted tax laws. The significant components of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
	2020	2019
Deferred tax assets:
Net operating losses	$159,815	$-
Gross deferred tax assets	159,815	-
Valuation allowance	(159,815)	-
Net deferred tax assets	$-	$-

c.	As of December 31, 2020, the Company maintained a full valuation allowance on its domestic net deferred tax assets. The domestic deferred tax assets predominantly relate to net operating losses. The domestic valuation allowance was estimated based on an assessment of both positive and negative evidence to determine whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. The Company’s history of cumulative losses, along with expected future U.S. losses, required that a full valuation allowance be recorded against all domestic net deferred tax assets. The Company intends to maintain a full valuation allowance on domestic net deferred tax assets until sufficient positive evidence exists to support a reversal of the valuation allowance. As of December 31, 2020, the Company had federal NOL carryforwards of $652,946.

8.	RELATED PARTY TRANSACTIONS

a.	Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the company. Key management includes directors and key management executive officers. No compensation was given to key managers or officers during 2019 or 2020. The Company advanced payment of $16,000 to an executive during 2020, and the balance of this advance was $16,000 as of December 31, 2020. Payroll and compensation structure will be determined as investment capital is received during 2021.

9.	CAPITAL STOCK

a.	The Company was originally authorized to issue 10,000 shares with a par value of $0.001, and 2,000 shares were issued to the sole stockholder at no cost. In May 2020, the Company's Certificate of Incorporation was amended, increasing the total number of authorized shares to be issued of 10,000,000, having a par value of $0.001 per share. Connected to this, the Company offered a one-for-one-thousand stock split, and the outstanding shares increased from 2,000 to 2,000,000. The effect of the stock split has been reflected retroactively in these financial statements.

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b.	On March 24, 2021, the Company's Certificate of Incorporation was amended, increasing the total number of authorized shares to be issued of 100,000,000, having a par value of $0.0001 per share. Connected to this, the Company offered a one-for-one-thousand stock split, and the outstanding shares increased from 2,000,000 to 60,000,000. The effect of the stock split has been reflected retroactively in these financial statements.

10.	STOCK OPTIONS

a.	The Company’s stock option plan, originally approved on May 21, 2020 (“the Plan”), provides for the grant of stock awards, incentive stock options, nonqualified options, stock appreciation rights, shares of restricted stock, restricted stock unit awards, and other stock awards. Under the terms of the Plan, there were 7,500,000 common shares authorized for grant to employees, officers, directors and consultants as of December 31, 2020. The Board of Directors determines the terms of each grant. Generally, the options have a vesting period of 3 years with 33% vesting after the first year of service and remainder vesting monthly thereafter. The options generally have a 10-year contractual life. Certain stock options have provisions to accelerate vesting upon the occurrence of certain events. As of December 31, 2020, there were 6,466,500 stock options issued and outstanding, and there were 1,033,500 shares available for grant under the Plan as of December 31, 2020. Management has determined that any expense associated with these options is immaterial.

11.	RESEARCH AND DEVELOPMENT

a.	Research and development expenses primarily include the formulation of product and medical advisory board costs, which totaled approximately $107,500 for the year ended December 31, 2020. Research and development costs are expensed as incurred and are recorded in the general and administrative section in the accompanying statements of operations.

12.	DEBT INSTRUMENTS

a.	The Company issued SAFEs in 2020 in exchange for cash. These funds have been classified as debt.

b.	The conversion will occur at a 20% discount and be converted into preferred or common stock depending on the equity financing round that occurs.

c.	Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a preferred stock financing round and common stock in a common stock financing round, at a conversion price per share at the lesser of (i) the Valuation Cap of $111,000,000 divided by the Company Capitalization: or (ii) the price per share of the preferred or common stock sold in the Equity Financing round at a 20% discount.

d.	If there is a liquidity event before the expiration or termination of these instruments, the investors will, at their option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the Investor fails to select the cash option

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e.	If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investment, to the extent such funds are available to be paid.

13.	SUBSEQUENT EVENTS

a.	Subsequent to year-end, the Company has received approximately $815,000 under a Regulation A offering, where 165,021 common shares were issued to new shareholders.

b.	Subsequent to year-end, both the other advances and the SAFEs that existed as of December 31, 2020, were converted into 387,500 common shares.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on July 19, 2021.

Ei.Ventures, Inc.

/s/ David Nikzad
By David Nikzad, Chief Executive Officer
Date: July 19, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ David Nikzad
By David Nikzad, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director
Date: July 19, 2021

/s/ Jason Hobson
By Jason Hobson, Director
Date: July 19, 2021